SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

ObsEva SA

(Name of Issuer)

Common Shares, par value CHF 1/13 per share

(Title of Class of Securities)

H5861P103

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan J. Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

December 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,749,623 shares, except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”), the managing member of SM VIII, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,749,623 shares, except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Healy, the managing member of SM VIII, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,749,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%
14	TYPE OF REPORTING PERSON	PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,749,623 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, the managing member of SM VIII, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,749,623 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, the managing member of SM VIII, may be deemed to have sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,749,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%
14	TYPE OF REPORTING PERSON	OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,749,623 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, the managing member of SM VIII, may be deemed to have sole voting power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,749,623 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, the managing member of SM VIII, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,749,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%
14	TYPE OF REPORTING PERSON	IN

Statement on Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and restates the Statement on Schedule 13D initially filed on February 6, 2017 and amended on October 19, 2017, February 12, 2020, March 3, 2021, and February 28, 2022 (as amended, the “Original Schedule 13D”). This Amendment No. 5 relates to the beneficial ownership of Common Shares, par value CHF 1/13 per share (“Common Shares”), of ObsEva SA, a Swiss corporation (“Issuer”). This Amendment No. 5 is being filed by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), and Dr. James I. Healy (“Healy” and collectively with SVP VIII, and SM VIII, the “Reporting Persons”). This Amendment No. 5 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Shares from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Shares in the Issuer’s Form F-3 (File No. 333-268723) filed on December 9, 2022 causing a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D, such that the Reporting Persons consequently ceased to be beneficial owners of more than five percent of the Issuer’s Common Shares. Accordingly, the filing of this Amendment No. 1 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

(a)            The class of equity securities to which this statement relates is the Common Shares of the Issuer.

(b)            The Issuer’s principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, and Healy. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Healy is the managing member of SM VIII. Healy was a director of the Issuer until May 28, 2021.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Healy is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2013, SVP VIII entered into a Series A investment agreement pursuant to which SVP VIII acquired from the Issuer 156,250 shares of Series A redeemable convertible preferred shares for a purchase price of approximately CHF64 per share, or CHF10,000,00 in the aggregate.

In November 2015, SVP VIII entered into a Series B investment agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 75,439 shares of Series B redeemable convertible preferred shares for a purchase price of approximately US$70.05 per share, or US$5,284,483.18 in the aggregate.

Following the 13-for-1 stock split effected by the Issuer on January 2017 and in connection with the Issuer’s initial public offering of Common Shares (“Offering”), each Series A and Series B preferred share automatically converted into 13 shares of Common Shares or 2,031,250, and 980,707 shares of Common Shares, respectively.

In connection with the Offering, SVP VIII purchased 566,666 shares of Common Shares at US$15 per share, or US$8,499,990 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 27, 2017 with the Securities and Exchange Commission (the “Prospectus”).

On January 27, 2017, SVP VIII purchased 25,000 shares of Common Shares at an aggregate price of approximately US$11.74 per share, or US$293,507.50 in the aggregate, in open market purchases.

On January 30, 2017, SVP VIII purchased 73,198 shares of Common Shares at an aggregate price of approximately US$11.59 per share, or US$848,159.13 in the aggregate, in open market purchases.

On January 31, 2017, SVP VIII purchased 72,802 shares of Common Shares at an aggregate price of approximately US$11.76 per share, or US$855,787.51 in the aggregate, in open market purchases.

On January 25, 2017, Healy was granted a stock option from the Issuer to purchase 30,000 shares of Common Shares at an exercise price of US$15 per share. The shares underlying this option vest in 36 equal monthly installments, subject to Healy’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on January 25, 2027.

In connection with a private offering by the Issuer (the “Secondary Offering”), on October 9, 2017, SVP VIII entered into a Securities Purchase Agreement among the Issuer, SVP VIII and certain other purchasers (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to SVP VIII and such other purchasers an aggregate of 5,140,625 shares of Common Shares, at a price per share of $8.00 and prepaid warrants to purchase an aggregate of 2,359,375 shares of Common Shares. Such prepaid warrants are immediately exercisable at a price of US$8.00 per share and will expire in 30 days. SVP VIII purchased 685,417 shares of Common Shares and 314,583 prepaid warrants at an aggregate price of US$8,000,000.00. Such purchase closed on October 13, 2017, and immediately following such closing, SVP VIII exercised such prepaid warrants.

On December 7, 2017, Healy was granted a stock option from the Issuer to purchase 23,070 shares of Common Shares at an exercise price of US$9.49 per share. The shares underlying this option vest in 36 equal monthly installments, subject to Healy’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on December 7, 2027.

On November 27, 2018, Healy was granted a stock option from the Issuer to purchase 24,570 shares of Common Shares at an exercise price of US$13.45 per share. The shares underlying this option vest in 36 equal monthly installments, subject to Healy’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on November 27, 2028.

On January 28, 2020, Healy was granted a stock option from the Issuer to purchase 24,570 shares of Common Shares at an exercise price of US$3.84 per share. The shares underlying this option vest in 12 equal monthly installments, subject to Healy’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on January 27, 2030.

On February 4, 2021, Healy was granted a stock option from the Issuer to purchase 24,570 shares of Common Shares at an exercise price of US$3.76 per share. The shares underlying this option vest in 12 equal monthly installments, subject to Healy’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on February 3, 2031.

Exercise rights to any vested shares underlying the options held by Healy expired following his resignation from the board of directors of the Issuer.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP VIII were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and/or may distribute the Common Shares held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. Percentage calculations were made using 101,422,810 as the number of shares of Common Shares as of December 1, 2022 as reported by the Issuer in its Form F-3 (File No. 333- 268723) filed on December 9, 2022.

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Shares of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)            Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s securities as of December 1, 2022.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a lock-up agreement filed as Exhibit B to the Underwriting Agreement entered into with Credit Suisse, Jeffries LLC and Leerlink Partners as Representatives of the several underwriters in connection with the Offering, the Reporting Persons have agreed, subject to limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of Issuer’s Common Shares or securities convertible into or exchangeable or exercisable for any of Issuer’s Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Issuer’s Common Shares, whether any of these transactions is to be settled by delivery of Issuer’s Common Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of the Issuer’s Prospectus. The foregoing lock-up does not apply to, among other transactions: (i) any of Issuer’s Common Shares acquired by the Reporting Persons in the Offering or in the open market; (ii) the exercise with cash of options or other similar awards granted pursuant to Issuer’s equity incentive plans described in the Issuer’s Prospectus, provided that such restrictions shall apply to any of the lock-up signatory’s Common Shares issued upon such exercise; (iii) the establishment of any contract, instruction or plan, referred to herein as a Plan, that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that no sales shall be made pursuant to such a Plan prior to the expiration of the 180-day period referred to above; and (iv) transfers to shareholders, members, current or former partners (general or limited) or managers or owners of a similar equity interest in, the lock-up signatory or to any corporation, partnership or other person or entity that is a direct or indirect affiliate of the lock-up signatory, transfers to the estates of any such shareholders, affiliates, partners, members or managers not involving a disposition for value of the Common Shares or transfers that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order provided that each donee, distributee or transferee, as the case may be, agrees to be subject to the same restrictions as the lock-up signatory. The lock-up is more fully described in Exhibit B to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (as amended from time to time) (File No. 333-215383), and is incorporated herein by reference.

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders. Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The Registration Rights Agreement dated is filed as Exhibit 4.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (as amended from time to time) (File No 333-215383), and is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference to the form Indemnification Agreement filed as Exhibit 10.5 in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215383).

In connection with the Secondary Offering, SVP VIII entered into: (i) the Purchase Agreement, the form of which is filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on October 11, 2017 (File No. 001-37993) (the “Form 6-K”); (ii) a Registration Rights Agreement with the Issuer and certain other purchasers, the form of which is attached as Exhibit 99.2 to the Form 6-K; and (iii) a Lock-Up Agreement with Jefferies LLC and BMO Capital Markets Corp., in a form that is substantially the same as the form attached as Exhibit C to the Purchase Agreement, provided that the Lock-Up Agreement entered into by SVP VIII will terminate on December 28, 2017. In addition, Healy entered into a Lock-Up Agreement with Jefferies LLC and BMO Capital Markets Corp., the form of which is attached as Exhibit C to the Purchase Agreement. Each such agreement is described more fully in the Form 6-K and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit B to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (File No. 333-215383).
EXHIBIT D	Form of Indemnification Agreement for Directors and Officers, filed as Exhibit 10.5 in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-215383) is incorporated herein by reference.
EXHIBIT E	Form of Registration Rights Agreement filed as Exhibit 4.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (as amended from time to time) (File No. 333-215383) is incorporated herein by reference.
EXHIBIT F	Securities Purchase Agreement filed as Exhibit 99.1 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.
EXHIBIT G	Form of Registration Rights Agreement filed as Exhibit 99.2 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.
EXHIBIT H	Form of Lock-Up Agreement filed as Exhibit C to the Securities Purchase Agreement filed as Exhibit 99.1 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit B to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (File No. 333-215383).
D	Form of Indemnification Agreement for Directors and Officers, filed as Exhibit 10.5 in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-215383) is incorporated herein by reference.
E	Form of Registration Rights Agreement filed as Exhibit 4.1 in Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (as amended from time to time) (File No. 333-215383) is incorporated herein by reference.
F	Securities Purchase Agreement filed as Exhibit 99.1 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.
G	Form of Registration Rights Agreement filed as Exhibit 99.2 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.
H	Form of Lock-Up Agreement filed as Exhibit C to the Securities Purchase Agreement filed as Exhibit 99.1 in the Issuer’s Form 6-K (File No. 001-37993) is incorporated herein by reference.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of ObsEva SA shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.